Filed by Avis Budget Group, Inc.

Commission File No.: 001-10308

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company:

Dollar Thrifty Automotive Group, Inc.

Commission File No.: 001-13647

Press Release

AVIS BUDGET GROUP ANNOUNCES PRICING

OF $400 MILLION OF SENIOR NOTES

PARSIPPANY, N.J., October 7, 2010 — Avis Budget Group, Inc. (NYSE: CAR) announced today that its wholly-owned subsidiary, Avis Budget Car Rental, LLC, has priced an offering of $400 million aggregate principal amount of 8.25% senior notes due 2019. The sale of the new notes is expected to be completed on or about October 15, 2010, subject to customary closing conditions. The notes were priced at par, will be senior unsecured obligations of Avis Budget Car Rental, LLC and will be guaranteed on a senior basis by Avis Budget Group, Inc. and certain of its domestic subsidiaries. Avis Budget Group intends to use the net proceeds of the offering, to partially fund our proposed acquisition of Dollar Thrifty Automotive Group, Inc. or to repay outstanding corporate indebtedness, and to pay fees in connection with the offering and other related expenses.

The notes and the related guarantees will be offered in the United States to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States pursuant to Regulation S under the Securities Act. The notes and the related guarantees have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell nor the solicitation of an offer to buy the notes or any other securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any person to whom, such an offer, solicitation or sale is unlawful. Any offers of the notes will be made only by means of a private offering memorandum.

Forward-Looking Statements

This press release contains certain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include, but are not limited to, whether the offering will be completed and the anticipated use of the proceeds of the offering, which could be used in connection with a potential transaction with Dollar Thrifty. There is no assurance that Avis Budget will consummate a transaction with Dollar Thrifty. Important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements include the timing to consummate the potential transaction between Avis Budget and Dollar Thrifty and the ability and timing to obtain required regulatory approvals and financing, Avis Budget’s ability to realize the synergies contemplated by the potential transaction, Avis Budget’s ability to promptly and effectively integrate the businesses of Dollar Thrifty and Avis Budget, and those risks and uncertainties specified in Avis Budget Group's Annual Report on Form 10-K for the year ended December 31, 2009 and Quarterly Report for the period ended June 30, 2010, including under headings such as "Forward-Looking Statements", “Risk Factors” and "Management’s Discussion and Analysis of Financial Condition and Results of Operations" and in other filings and furnishings made by the Company with the SEC from time to time. Except to the extent required by applicable federal securities laws, the Company undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

About Avis Budget Group, Inc.

Avis Budget Group is a leading provider of vehicle rental services, with operations in more than 70 countries. Through its Avis and Budget brands, the Company is a leading vehicle rental company in each of North America, Australia, New Zealand and certain other regions based on published airport statistics. Avis Budget Group is headquartered in Parsippany, N.J. and has more than 22,000 employees. For more information about Avis Budget Group, visit www.avisbudgetgroup.com.

Additional Information and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This press release relates to a potential transaction involving Dollar Thrifty Automotive Group, Inc. ("Dollar Thrifty") which may become the subject of a registration statement and/or proxy statement filed with the Securities and Exchange Commission (the "SEC"). This material is not a substitute for the prospectus/proxy statement Avis Budget Group, Inc. (“Avis Budget”) may file with the SEC regarding the potential transaction or for any other document which Avis Budget may file with the SEC and may send to Avis Budget or Dollar Thrifty stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF AVIS BUDGET AND DOLLAR THRIFTY ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE POTENTIAL TRANSACTION.

Investors and security holders will be able to obtain free copies of any documents filed with the SEC by Avis Budget through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to Avis Budget Group, Inc., Investor Relations, 6 Sylvan Way, Parsippany, NJ 07054.

Avis Budget and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the potential transaction. Information regarding Avis Budget's directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2009, which was filed with the SEC on February 24, 2010, and its proxy statement for its 2010 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2010. Other information regarding the participants in a proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in a proxy statement filed in connection with the potential transaction.

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Media Contact:

John Barrows

(973) 496-7865

PR@avisbudget.com

Investor Contact:

Neal Goldner

(973) 496-5086

IR@avisbudget.com